March 5, 2007

Mr. David R. Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.  20549

RE:          Brinker International, Inc.
                Form 10-K for the year ended June 28, 2006
                Filed August 23, 2006
                File No. 001-10275

Dear Mr. Humphrey:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated February 12, 2007.  For your convenience, your comments have been reproduced in their entirety followed by our responses. We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosures in our filing.  In providing our response to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended June 28, 2006

General

1.              In light of the fact that management appears to review the operational results for each of your restaurant brands to assess their performance and make decisions to the allocation of resources, as was noted with the disposition of Corner Bakery, it appears that your restaurant brands may meet the definition of an operating segment under paragraph 10 of SFAS 131.  Additionally, it appears that certain of your restaurant brands may meet the quantitative thresholds set forth in paragraph 18 of SFAS 131.  As such, please tell us what consideration you have given to reporting segment results for each of your brands.  Please be detailed in your response.

Response:

In conjunction with preparation of our Form 10-K for the fiscal year ended June 28, 2006, we completed an appropriate SFAS 131 review.  In that review, we concluded that our individual restaurant brands (Chili’s, Macaroni Grill, On The Border and Maggiano’s) do meet the definition of operating segments under paragraph 10 and the quantitative thresholds under paragraph 18 of SFAS 131.  However, we further concluded that these four operating segments meet the aggregation criteria outlined in paragraph 17.

Mr. David R. Humphrey
March 5, 2007

We have again considered the guidance in paragraphs 17 and 18 of SFAS 131 to determine whether we have appropriately met the criteria for aggregating our four restaurant brands, also referred to as our operating segments, into a single segment for reporting purposes.

Paragraph 17 of SFAS 131 permits two or more operating segments to be aggregated into a single operating segment if they have similar economic characteristics and are similar in the following areas:

•                  the nature of products and services

•                  nature of production processes

•                  type or class of customer

•                  methods used to distribute products or provide services

•                  the nature of the regulatory environment, if applicable

In evaluating the economic characteristics of our four restaurant brands, we consider qualitative characteristics as well as financial operating results.  For example, our four operating segments have the same type of products, contracts, customers, and employees.  While each of our brands offers unique food and beverage selections as well as a unique dining experience, all four operate as full-service restaurants offering lunch and dinner in the casual-dining segment of the industry.  Each of our restaurants employ trained employees who prepare food fresh daily according to special recipes developed for each brand.  Our organization has designed centralized processes and functions to obtain scale and efficiencies regardless of the brand or restaurant we operate.  For example, we maintain a centralized purchasing department which manages all purchasing and distribution for our restaurants.  Contracts for our food supplies are negotiated at a consolidated level in order to secure the best prices and maintain similar quality across all of our brands. Our restaurant site selection process is also managed centrally, which allows us to analyze potential sites that could support multiple brands.

All of our brands generally focus on the eighteen to fifty-four year old age group, and we rely on similar mediums of advertising to attract this target group to each of our restaurant brands.  Our goal is to have all of our customers eating at all of our brands on a regular basis.  As a result, our brands are very integrated from an operational perspective.  For example, many of our restaurants are located in close proximity to one another in an effort to encourage our customers to visit all of our brands.  Another example of this integration can be seen in our gift card program, whereby gift cards display all four of our restaurant brands and can be used interchangeably at any restaurant.

Each of our restaurants is subject to licensing and regulation by alcoholic beverage control, health, sanitation, safety and fire agencies in the state, county and/or municipality where the restaurant is located.  We are also subject to the Fair Labor Standards Act, which governs matters such as minimum wages, overtime and other working conditions, along with the Americans with Disabilities Act, various family leave mandates, as well as a variety of other laws, rules and regulations that govern employment matters.  In addition, we are subject to federal and state environmental regulations.  Although local political issues may result in these requirements being more or less difficult to meet in certain areas where we operate a restaurant, the overall regulatory climate in each of our operating segments remains similar in that all have these fundamental requirements.

In reviewing the financial operating results of each operating segment, our Chief Operating Decision Maker primarily focuses on Revenues, Cost of Sales and Restaurant Expenses by brand.  Food costs, labor and facility related costs comprise the majority of our brands’ total costs and drive similar long-term average gross margins across all four brands.

Mr. David R. Humphrey
March 5, 2007

While certain of our operating segments do in fact meet the quantitative thresholds in paragraph 18 of SFAS 131, all four operating segments meet the aggregation criteria outlined in paragraph 17 of SFAS 131 described above. Therefore, we believe our decision to aggregate our four operating segments into one reportable segment is appropriate.

2.            Additionally, as discussed in our most recent Interpretive Response about Management’s Discussion and Analysis, one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management.  However, it is not clear how you view each operating segment.  For example, even though you might have one reportable segment, you should consider providing a discussion of the operating results for each of your separate operating segments or restaurant brands.  Disclosure related to sales and profits would make same store sales results that you already report meaningful and would increase the transparency of your filings and allow investors to gain a better understanding of how management views the business.  Please refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly.

Response:

While we do believe we only have one reportable segment, we respectfully note your comment regarding expanded disclosure in Management’s Discussion and Analysis around our restaurant brands.  In future filings, we will include additional disclosures that could enhance transparency and investors’ understanding of how management views our business.

Item 1 - Business

Advertising and Marketing, page 7

3.        Please tell us how you account for advertising contributions from franchisees.

Response:

We charge domestic franchisees advertising fees on a monthly basis for the duration of the franchise agreement. Our franchise agreements require advertising fees received from our domestic franchisees to be used exclusively for advertising and promotional activities.  As a result, the advertising fees we collect from our franchisees are recorded as an offset to our advertising expense.  These fees approximated $8.5 million, $5.9 million, and $5.5 million in fiscal years 2006, 2005, and 2004 respectively.  Advertising expense incurred by us has historically been a higher percentage of revenue than the rate charged to our franchisees for advertising.

There are certain advertising cooperatives for our international franchisees. We do not operate any corporate owned restaurants in any of the geographical areas of these advertising cooperatives nor do we contribute funds to these cooperatives.  The international franchisees’ contributions to these cooperatives are designated and segregated for advertising and we act as an agent for the franchisees with regard to these contributions.  Contributions to the cooperatives from the franchisees totaled approximately $481,000 and $554,000 in fiscal years 2006 and 2005, respectively, while distributions from the cooperatives totaled approximately $351,000 and $506,000 in fiscal years 2006 and 2005, respectively.  These contributions and distributions are not reflected in our Consolidated Statements of Income, but are recorded through accrued liabilities in our Consolidated Balance Sheets.

Mr. David R. Humphrey
March 5, 2007

Item 7 — Management Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses, page F-3

4.          We note that restaurant expenses decreased in part due to gains recorded in 2006 related to the sale of company-owned restaurants.  Please tell us your basis for recognizing these gains as an offset to restaurant expenses.

Response:

As described in paragraph 45 of SFAS 144, a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from operations.  We have viewed these gains as an offset to restaurant expenses as the majority of expenses associated with operating a restaurant are recorded on this income statement line item.  In fiscal 2006, gains totaling $19.3 million, or 0.5% of total revenue and 0.9% of restaurant expenses, were recorded.  In fiscal 2005, gains totaling $9.1 million, or 0.2% of total revenue and 0.4% of restaurant expenses, were recorded.  We considered these amounts to be immaterial to our Consolidated Statements of Income and did not separately state the items on the face of the income statements.  With our continued focus on increasing franchise ownership of our brands, we will consider breaking out the gains on a separate line item within operating income in future periods should the gains become more material to our Consolidated Statements of Income.

Critical Accounting Policies

Financial Instruments, page F-7

5.              Your critical accounting policies disclosures should be expanded to address each accounting policy that requires management’s most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the derivative instruments you entered into. Please ensure that you do not duplicate the accounting policy disclosures provided in the notes to the financial statements. For guidance refer to FRR 72.

Response:

During fiscal 2007, we terminated our interest rate swaps that were discussed on page F-7.  To the extent that we enter into any material derivative financial instruments in the future, we will expand our critical accounting policies disclosures to discuss any significant judgments and uncertainties involved in the valuation of derivative instruments.

Mr. David R. Humphrey
March 5, 2007

Item 8 — Financial Statements

Consolidated Statements of Income, page F-8

6.               Please revise to separately disclose revenues from company-owned restaurants and from franchising.

Response:

Each year we perform the income test as set forth in Rule 5-03.1 of Regulation S-X, which states that if income is derived from more than one of the subcaptions described, each class which is not more than 10 percent of the sum of the items may be combined with another class.  In fiscal years 2006, 2005 and 2004, our revenue from franchising, including franchise and development fees as well as royalty income, was less than 1% of our consolidated revenues.  Therefore, we do not believe that we are required to separately disclose revenues from franchising.  However, we will continue to evaluate the materiality of our revenues from franchise operations to determine whether these amounts should be separately disclosed in the Consolidated Statements of Income.

Consolidated Balance Sheets, page F-9

7.              It appears that the $20 million increase in your goodwill balance is a result of restaurant purchases completed during the fiscal year ended June 30, 2006. Of the $23 million purchase price, it appears that $3 million was allocated to the purchase of property, plant, and equipment and the remainder to goodwill. In this regard, please tell us, how you allocated the purchase price to assets and liabilities acquired. For example, tell us whether your purchase price included any contract termination fees or compensation for termination of the franchise or developer agreements. Additionally, please provide us with the factors that contributed to a purchase price that results in the recognition of goodwill as required by paragraph 51(b) of SFAS 141.

Response:

We completed two acquisitions during the fiscal year ended June 28, 2006 from franchisees.  We acquired 11 Chili’s Grill and Bar restaurants from Texas OTC, LTD on November 2, 2005 for approximately $12.6 million in cash.  We acquired Casual Dining Holdings, PLC, a UK company which included 4 Chili’s Grill and Bar restaurants and 1 Romano’s Macaroni Grill restaurant, on December 21, 2005 for approximately $10.5 million in cash.  In both acquisitions, we exercised our right of first refusal under our franchise contracts and repurchased these restaurants in lieu of allowing a sale to be consummated with an outside party.  The purchase price for both acquisitions was based on expected future cash flows from the restaurants and was allocated to acquired assets and liabilities utilizing the methodology prescribed in SFAS 141.  As a result, we recognized approximately $21 million in goodwill related to these acquisitions after recording all assets and liabilities at the appropriate values.   Property and equipment was valued at estimated fair value.  Capital lease assets were valued at estimated fair value, and capital lease obligations were valued at the present value of the minimum lease payments using our incremental borrowing rate.  Other assets, with the exception of reacquired franchise rights, were valued at the amounts to be received or replacement cost.  Current liabilities were valued at the amounts to be paid.

There were no fees paid for contract termination or termination of the franchise or development agreement in either acquisition.  However, we recognized approximately $640,000 in reacquired franchise rights as an intangible asset apart from goodwill in accordance with EITF 04-1.  The reacquired franchise rights were recorded at fair value using the market approach, which is considered to be an acceptable valuation technique and is standard practice in our industry.  These amounts were based on franchise fees charged in connection with recent franchise transactions, which we believe provides the best evidence of fair value.  The reacquired franchise rights have a weighted average remaining useful life of approximately 15 and 12 years, respectively, for the Texas OTC and Casual Dining acquisitions.

Mr. David R. Humphrey
March 5, 2007

We allocated the purchase price to the acquired assets and liabilities associated with the acquisitions as follows (in thousands):

Property and equipment (including capital lease assets).	$14,617
Goodwill	20,958
Other assets (including franchise rights)	4,732
Capital lease obligations	(16,123)
Other liabilities	(1,089)
Net cash paid	$23,095

Note 8 - Derivative Financial Instruments, page F-21

8.              Please revise your disclosure to include the required disclosures under paragraphs 44 and 45(a) of SFAS 133.

Response:

During fiscal 2007, we terminated our interest rate swaps that were discussed in Note 8.  To the extent that we enter into any derivative financial instruments in the future, we will review our disclosures for compliance with paragraphs 44 and 45(a) of SFAS 133.

Note 9 - Leases, page F-22

9.          We noted your disclosure that classification of certain leases as capital or operating had not been determined because construction of the leased properties was not complete.  Please tell us why classification is dependent on completion of construction.

Response:

There are rare circumstances in which we lease an existing building undergoing significant leasehold improvements or we lease a building under construction, whereby we are unable to determine the fair value of the leased property by accurately predicting the book value for these restaurants under construction.  These unique situations prevent us from being able to determine, at the end of a reporting period, if the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the excess of the fair value of the leased property in accordance with SFAS 13.  Therefore, our policy is to wait until construction is complete before classifying the lease as operating or capital.  We do, however, expense rental costs associated with any ground or building leases that are incurred during the construction period in accordance with FSP 13-1.  In future reporting periods, we will evaluate whether this disclosure is necessary based on the materiality of the properties to which this disclosure is applicable.

If you have any additional questions, feel free to contact me at 972-770-9406.

Sincerely,

/s/ Charles M. Sonsteby
Charles M. Sonsteby
Executive Vice President and Chief
Financial Officer